Exhibit 99.B

VIA FACSIMILE AND OVERNIGHT MAIL

November 2, 2005

Mr. Mark McCollom

Chief Financial Officer

Sovereign Bancorp, Inc.

Centre Square East

1500 Market Street, ML 400

Philadelphia, PA 19102

Dear Mark:

On October 4, members of our analytical team had a conversation with you regarding Sovereign Bancorp, Inc.’s loan portfolio.  In a follow-up call, you responded to a question posed to you regarding discrepant disclosures regarding loans to officers and directors of Sovereign Bancorp, Inc.  These disclosures were contained in filings with the SEC and the Office of Thrift Supervision for the period ending June 30, 2005.  At that time, you stated the discrepancy between the amount of loans to directors and officers disclosed in these filings was primarily due to different definitions required by each regulatory agency.  As you explained it, the OTS requires disclosure of the total amount of “extensions of credit,” and that the SEC only requires disclosure of the balance of outstanding “loans.”

Additionally, in an email sent October 4, you told us that “officer loans are $4.3 million of the total” outstanding loans.  We were led to believe that of the $94.5 million in loans and extensions of credit, $4.3 million were extended to management and the balance was extended to board members of the holding company.

In recent comments, Jay Sidhu has placed the imprimatur of unreliability on the Company’s June 30, 2005 10-Q filing, your representations and/or our interpretation thereof.  For example, in today’s Wall Street Journal Mr. Sidhu is reported to have said that loans to holding company directors are an “insignificant percentage” of the amounts disclosed and that most of the “loans are not to directors of the holding company…but to directors of its subsidiaries.”  These comments appear to repudiate the disclosure in the Company’s most recent 10-Q for the period ending June 30, 2005, disclosing the holding company’s second quarter 2005 financial information.  Mr. Sidhu’s comments also seem at odds with public real estate records and Uniform Commercial Code filings which document millions of dollars in loans from Sovereign to director Troilo and his affiliates.

If you have further information that would help us clarify this matter, please promptly provide it to us at your earliest convenience.  We, of course, have no other interest other than as much transparency of these transactions as practicable and appropriate.

Thank your for your attention to this matter.  We await this information and will take whatever steps are appropriate thereafter.

Sincerely,

Ralph V. Whitworth

Principal

cc:         Mr. Jay Sidhu

Sovereign Bancorp, Inc. Board of Directors